CONSENT OF KEVIN PEMBERTON

The undersigned hereby consents to the references to, and the information derived from, the mineral reserve estimates, as applicable, for the Masbate project, La Libertad project and the Limon project, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 30, 2016, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Kevin Pemberton
Kevin Pemberton
March 30, 2016